UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On May 27, 2025, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), issued a press release announcing its entry into non-binding Heads of Terms for an acquisition of all of the equity of a company or group of companies and their United Kingdom-based fuel distribution business (“Target”). A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The information herein and the press release attached as Exhibit 99.1 hereto and the statements contained therein may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the Company’s ability to enter into a definitive share purchase agreement with the shareholders of Target, the ability of the parties to complete their due diligence and all other closing conditions, the Company’s ability to complete the proposed acquisition and integrate Target’s business, the parties’ ability to obtain all necessary regulatory and other consents and approvals in connection with the transaction, the ability of Target to complete the audit process and the possibility that the reported results of its operations for its fiscal years ended April 30, 2025 and 2024 will change materially upon completion of the audit process, and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press Release dated May 27, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: May 27, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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